UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

FY2025 EBITDA Guidance and Business Outlook

On October 16, 2025, Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer and operator of vertical market SaaS businesses in Latin America, provided its fiscal year 2025 and outlined key drivers of its growth strategy. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Nasdaq Minimum Bid Price Deficiency Letter

On October 14, 2025, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market (the “Delisting Determination Letter”). The determination was made as a result of the Company’s failure to maintain compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share.

As previously disclosed, on April 14, 2025, the Company was notified by Nasdaq that the bid price of its listed security had closed at less than $1.00 per share for 30 consecutive business days, and the Company was provided 180 calendar days, or until October 13, 2025, to regain compliance.

On October 20, 2025, the Company issued a press release regarding the Delisting Determination Letter. A copy of the press release is furnished as Exhibit 99.2.

Nasdaq Minimum Bid Price Compliance Letter

To address the compliance issue, as previously disclosed on the Form 6-K filed with the Securities and Exchange Commission on October 6, 2025, the Company completed a share consolidation (the “Consolidation”) of the issued and outstanding ordinary shares (the “Ordinary Shares”) of the Company on the basis of one (1) post-Consolidation Ordinary Share for every ten (10) pre-Consolidation Ordinary Share. The post-Consolidation Ordinary Shares commenced trading on The Nasdaq Capital Market at market open on October 6, 2025, under the new CUSIP number G50716128.

Following the Consolidation, the Company’s ordinary shares have maintained a bid price above $1.00 per share.

Subsequently, on October 20, 2025, the Company received a letter from Nasdaq notifying the Company that it has regained compliance with the Minimum Bid Price Rule and is therefore in compliance with the continued listing requirements for the Nasdaq Capital Market (the “Compliance Letter”).

The Compliance Letter states that for 10 consecutive business days from October 6, 2025, through October 16, 2025, the closing bid price of the Company’s ordinary shares was at least $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and this matter is now closed.

On October 20, 2025, the Company issued a press release regarding the Compliance Letter. A copy of the press release is furnished as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release, dated October 16, 2025.
99.2	Press Release dated October 20, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: October 20, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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